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Exhibit

Exhibit            Description

99                    Announcement on 2019/09/30: UMC has received complaint filed a class action with the United States District Court Southern District of New York against UMC, et al.

Exhibit 99

UMC has received complaint filed a class action with the United States District Court Southern District of New York against UMC, et al.

1. Parties to the legal matter: Kevin D. Meyer, et al., and United Microelectronics Corp., et al.

2. Name of the court or disposing agency: The United States District Court Southern District of New York

3. Reference/case numbers of relevant documents: Case No. 19-cv-02304-VM

4. Date of occurrence of the event: 2019/09/28

5. Background and circumstances of the matter (including the property/subject matter under dispute):

Due to the lawsuit filed previously by US DOJ pursuant to the US laws against the company, it is derived therefrom that the plaintiff, Kevin D. Meyer, individually and on behalf of all other similarly situated, filed a class action with the United States District Court Southern District of New York against the Company and certain of our senior officials on the count of violation of Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The US court has accepted the appointment of Mark Nelson as the lead plaintiff, and the Company received the complaint on September 27 in the Eastern Time.

6. Course and progression of handling of the matter: Please refer to points 8 and 9

7. Effect on company finances and business and estimated monetary amount of the effect: no material effect

8. Countermeasures and status of amelioration:

The Company has engaged attorneys to handle this matter so as to defend the interests of the Company.

9. Any other matters that need to be specified:

The Company respects the intellectual property owned by all others and complies with the applicable laws and regulations, and will not infringe others’ rights or violate the laws and regulations as the plaintiff’s alleged.  The claim of the plaintiff is groundless and the Company will protect its interests through the legal proceedings.